UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-70026 |

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

**A. REGISTRANT IDENTIFICATION**

NAME OF FIRM: Linden Thomas and Company Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

516 N Tryon Street
(No. and Street)

| Charlotte | North Carolina | 28202 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Deirdre Patten Kowalski | 281-419-6030 | dpatten@lindenthomas.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

**B. ACCOUNTANT IDENTIFICATION**

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

McBee & Co., PC
(Name – if individual, state last, first, and middle name)

| 718 Paulus Avenue | Dalla | Texas | 75214 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 9/22/2009 | 3631 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Deirdre Patten Kowalski, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Linden Thomas and Company Securities, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CCO & FinOp

[signature] Mae Baird Sheffield
Notary Public

MAE BAIRD SHEFFIELD
MY COMMISSION EXPIRES
04/22/2026
NOTARY ID: 1006258-5

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**LINDEN THOMAS AND COMPANY SECURITIES LLC**
**December 31, 2024**
**AUDITED STATEMENT OF FINANCIAL CONDITION**
**PUBLIC REPORT**

# CONTENTS

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM     1

_____

FINANCIAL STATEMENT



McBee & Co.

A Professional Corporation
Certified Public Accountants

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Managing Director and Member of Linden Thomas and Company Securities, LLC**

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Linden Thomas and Company Securities, LLC as of December 31, 2024 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Linden Thomas and Company Securities, LLC as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of Linden Thomas and Company Securities, LLC's management. Our responsibility is to express an opinion on Linden Thomas and Company Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Linden Thomas and Company Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

**McBee & Co., PC**

We have served as Linden Thomas and Company Securities, LLC's auditor since 2017.
Dallas, Texas
March 28, 2025

Dallas Office | 718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500
www.mcbeeco.com

**Linden Thomas and Company Securities, LLC**
**Statement of Financial Condition**
**December 31, 2024**

### Assets

| | | |
|---|---|---:|
| Cash | $ | 2,945 |
| Due from clearing firm | | 637,746 |
| Prepaid expenses and other assets | | 18,986 |
| Due from affiliates | | 357,049 |
| Clearing firm deposits | | 225,000 |
| Total Assets | $ | 1,241,726 |

### Liabilities and Member's Equity

### Liabilities

| | | |
|---|---|---:|
| Accounts payable and accrued liabilities | $ | 36,000 |
| Total Liabilities | | 36,000 |
| **Member's Equity** | | 1,205,726 |
| Total Liabilities and Member's Equity | $ | 1,241,726 |

*See notes to financial statement.*

**Linden Thomas and Company Securities, LLC**
**Notes to Financial Statement**
**December 31, 2024**

Note 1 – General and Summary of Significant Accounting Policies

*General*

Linden Thomas and Company Securities, LLC (the "Company") became a registered broker / dealer with the SEC and FINRA on May 11, 2018. The majority of the Company's business is fee-based through its affiliate, SEC Registered Investment Advisory firms. The broker / dealer's primary focus is on fixed income securities. Clients overlap both business entities.

The Company is wholly owned by Linden Thomas and Company, LLC ("LTC"), which is wholly owned by Mr. Stephen Thomas.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company will not hold customer funds or safe keep customer securities. The Company as an introducing broker/dealer clears all transactions with and for customers on a fully disclosed basis with the clearing firm, who promptly transmits all customer funds and securities to the clearing broker/dealer which carries all of the accounts of such customer, maintains and preserves such books and records, pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4, as are customarily made and kept by the clearing broker/dealer.

*Summary of Significant Accounting Policies*

**(a) Basis of Presentation**

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

**(b) Estimates**

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and accompanying notes. Actual results could differ from estimates.

**(c) Segment Reporting**

The Company operates as a single operating segment. The chief operating decision maker ("CODM") evaluates the Company does not manage its operations or allocates resources based on differences in products, services, or geographic regions. As such, the Company has determined that it has one reportable segment in accordance with ASC 280 Segment Reporting

**Linden Thomas and Company Securities, LLC**
**Notes to Financial Statement (cont'd)**
**December 31, 2024**

### (d) Cash and Cash Equivalents

For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months when purchased, which are not held for sale in the ordinary course of business.

### (e) Current Expected Credit Losses (CECL)

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimated expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

<u>Receivables from broker-dealers and clearing organizations</u>. The Company's receivable from broker-dealers and clearing organizations include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Receivables due from the clearing firm are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for credit losses.

### (f) Fair Value of Financial Instruments

Cash, due from clearing firm, and clearing firm deposits are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

### (g) Income Taxes

The Company is a single member limited liability company and is therefore treated as a disregarded entity for federal income tax purposes. Income taxes are calculated and paid by the member. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

**Linden Thomas and Company Securities, LLC**
**Notes to Financial Statement (cont'd)**
**December 31, 2024**

## (h) Recently Issued Accounting Pronouncements

Recently issued accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position or results of operations.

## (i) Clearing Firm Deposits

Under its clearing agreements with First Clearing Services ("First Clearing") and Apex Clearing Corporation ("Apex"), the Company is required to maintain certain levels of cash or securities on deposit with the clearing organizations. The deposit amounts are $100,000 and $75,000 respectively. Should a clearing organization suffer a loss due to failure of a customer of the Company to complete a transaction, the Company is required to indemnify the clearing organizations.

The Company had not begun clearing activities through Apex as of year-end. Beta testing is being conducted, and Apex is not carrying any customer funds or customer accounts. The testing will continue until which time the Company is satisfied with the accuracy of the systems and reporting.

## Note 2 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2024, the Company had net capital of $829,691 and was $779,691 in excess of its required net capital of $50,000. The Company does have $36,000 in indebtedness, therefore; the ratio between aggregate indebtedness to Net Capital is .04 to 1.00.

Capital contributions and distributions to the members can be made under a capital policy approved by the Company's member. Periodic contributions and/or distributions approved by the member may be made in order to enable the member to effectively manage the Company.

## Note 3 – Concentrations and Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks and other financial institutions. The Company's transactions are cleared by another securities broker-dealer under a clearing agreement. Although the Company clears its transactions through another securities broker-dealer, the Company is exposed to off-balance sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer or other party fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. The Company seeks to minimize this risk through

**Linden Thomas and Company Securities, LLC**
**Notes to Financial Statement (cont'd)**
**December 31, 2024**

procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer. At December 31, 2024, there were no amounts to be indemnified to the clearing brokers.

The Company has approximately 80% of its assets held at or due from First Clearing.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balance at times may exceed federally insured limits of $250,000.

Note 4 – Commitments and Contingencies

Clearing broker agreements contain termination fee provisions.  If the Company terminates its agreement with First Clearing before March 31, 2025, the Company is required to pay a termination fee of $200,000 to $250,000, depending upon the year of termination, and deconversion expenses.  If the Company terminates its agreement with Apex prior to three years from the date the Company submits its first trade to Apex, the Company is required to pay amount of the monthly minimum multiplied by the number of months outstanding on the term of the agreement and deconversion expenses.

Note 5 - Liabilities Subordinated to Claims of General Creditors

During the year ended December 31, 2024, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

Note 6 – Subsequent Events

We have evaluated all subsequent events through March 28, 2025, the date on which these financial statements were available to be issued and determined that there are no subsequent events to record or disclose.

.